UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 10 November 2009

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on form 6-K contains the following items:

(a)           Chief Executive’s statement;

(b)           Business review; and

(c)           Half-year condensed consolidated financial statements of Vodafone Group Plc.

Certain information listed above is taken from the previously published results announcement of Vodafone for the six months ended 30 September 2009 (‘half-year financial report’). This document does not update or restate any of the financial information set forth in the half-year financial report.

This document should be read in conjunction with the Group’s annual report on Form 20-F for the year ended 31 March 2009, in particular the following sections:

•      the information contained under “Key performance indicators” on page 24;

•      the information contained under “Operating results” on pages 25 to 36;

•      the information contained under “Liquidity and capital resources” on pages 41 to 44; and

•      the consolidated financial statements on pages 74 to 119.

The terms “Vodafone”, the “Group”, “we”, “our” and “us” refer to Vodafone Group Plc (“the Company”), and as applicable, its subsidiaries and/or its interest in joint ventures and/or associates.

Exhibit 7

•      Computation of ratio of earnings to fixed charges

Chief Executive’s Statement

Financial review

Group revenue increased by 9.3% to £21.8 billion. Group adjusted operating profit increased by 2.4% to £5.9 billion with a positive contribution from Verizon Wireless and foreign currency benefits offsetting lower profit in Europe.

Cash generation remained robust, with free cash flow of £4.0 billion, up 29.1%, reflecting foreign currency benefits, improved working capital and receipt of the deferred £0.2 billion dividend from Verizon Wireless. Capital expenditure was at a similar level to the same period last year after adjusting for foreign exchange.

In Europe organic service revenue declined by 4.5% reflecting the economic and competitive environment. Data growth of 17.8% and fixed line growth of 7.3% are still being offset by ongoing price pressures. In the second quarter the outgoing voice minute growth rate stabilised for the first time for eight quarters at 2.8%. Total costs in Europe declined by 3.3% resulting in an adjusted EBITDA margin decline of only 1.0 percentage point. Acquisition and retention expenditure intensity was maintained. Operating free cash flow before licences and spectrum payments was strong at £4.3 billion.

In Africa and Central Europe service revenue increased by 34.6% reflecting the full consolidation of Vodacom following completion of the stake purchase in May 2009 and foreign exchange. On an organic basis service revenue declined by 3.2% with continued growth in Vodacom being offset by declines in Turkey and Romania. Adjusted EBITDA margins declined by around four percentage points primarily reflecting lower profitability in Turkey, consistent with our turnaround plan.

In Asia Pacific and Middle East service revenue increased by 17.8% reflecting a strong contribution from India where service revenue grew by 20.5% on a constant currency basis. During the period we added 14.1 million customers in India. Overall adjusted EBITDA margin in the region declined by 3.1 percentage points reflecting lower margins in India caused by the pricing environment and investment in new circles, and start up costs in Qatar.

Verizon Wireless contributed about 34% of adjusted operating profit. Organic service revenue growth was 7.5%, adjusted EBITDA margins were maintained and data revenue continued to grow rapidly. We continue to deepen our commercial relationship with Verizon Wireless with joint initiatives around applications, LTE, enterprise customers and BlackBerry® devices.

The Group invested £2.6 billion in capital expenditure, a similar level to the same period last year after adjusting for foreign exchange, including £0.5 billion in India. Capital intensity for Europe and Common Functions was slightly higher at 8.8%.

Adjusted earnings per share increased by 16.0% to 8.72 pence driven by favourable foreign exchange.

Dividends per share have increased by 3.5% to 2.66 pence consistent with the Group’s dividend policy.

Strategy progress

The first half results reflect the actions we have taken to implement the strategy announced in November 2008, in particular with respect to our focus on cash generation, cost reduction and data.

Drive operational performance

We continue to launch services which deliver more value in return for a wider commitment from customers across our footprint and have generated particularly good traction with products in Germany, Spain and Italy.

We have accelerated our £1 billion cost reduction programme which will help us to offset the pressures of the competitive environment and cost inflation, and allow us to invest in revenue growth opportunities. We now intend to deliver 100% of the total programme in the current financial year, a year ahead of plan. In the current financial year we expect that around quarter of the savings will be used for commercial reinvestment and margin enhancement, half will offset inflation and volume increases in Europe and around a quarter will be used for investment in our selected revenue growth opportunities including fixed broadband, the development of new services such as Vodafone 360 and unified communications and direct and on-line sales initiatives.

We have extended our cost reduction programme and now target a further £1 billion operating costs savings by the 2012 financial year by leveraging on network, sourcing and infrastructure scale across a wider geographic area, and through further overhead reduction. We expect that around half of these savings will offset inflationary and volume pressures, and the remainder will be used for commercial reinvestment and margin enhancement.

Pursue growth opportunities in total communications

Data revenue grew by 19.8% on an organic basis and is nearing £4.0 billion on an annualised basis. Despite the economic environment we continue to see good uptake of handheld business devices and mobile broadband and, in recent months, we have seen an increase in usage and revenue from the mobile internet across Europe where around 30% of our customer base are regular monthly users of mobile internet services. As only one third of these customers have a data contract the opportunity to grow data revenue remains significant. During the last 12 months we have launched a number of important steps to support our data strategy including: significant investment in HSPA capability; Vodafone open platform for billing; Joint Innovation Lab for standardisation of mobile applications; and Vodafone 360 branded services.

In fixed broadband we continued to grow our customer base in Italy and Spain, and returned to revenue growth in Germany. We now have 5.1 million customers, up around 1.1 million in 12 months, and strong net adds share in Spain, Italy and Germany. The addition of fixed broadband capability is increasing the range of products we can offer to customers, in particular in enterprise, and provides us with the opportunity to compete with integrated competitors.

Europe enterprise revenue declined by 5.4% during the period driven by the impact of higher unemployment, lower business travel and aggressive price competition across the region. We continue to invest in our enterprise capability in order that we are better positioned for enterprise customers.

Execute in emerging markets

We have continued to drive penetration in India and invest in network coverage. Following the recent launches of a number of new entrants, competition in the Indian market is intense and will remain so for some time. During this phase of Indian market development we will focus on leveraging Vodafone’s brand, scale and cost efficiency and disciplined capital expenditure. Economic prospects for India remain attractive and in the medium-term, in-market consolidation should improve returns. Vodafone is well positioned to benefit from the long-term opportunity in India.

Twelve months ago we set out a turnaround plan for Turkey to address our underperformance, focused on improving network quality, enhancing our direct and indirect distribution channels and increasing the competitiveness of our offerings. Our investment in these areas is now gaining traction with a significant improvement in customer trends and slowing revenue declines in the period.

Our primary focus remains on driving results from our existing emerging market assets.

Strengthen capital discipline

Net debt remained stable at £34.0 billion since year end, with underlying strong cash generation and foreign currency movements offsetting acquisitions and dividend payments, which have increased in accordance with the Group’s progressive dividend policy. The Group has retained a low single A long-term credit rating in line with its target.

Outlook

The first half results support our expectations for full year adjusted operating profit in the range of £11.0 billion to £11.8 billion and free cash flow around the upper end of the £6.0 billion to £6.5 billion range. The assumptions for foreign exchange rates used within the outlook ranges for the 2010 financial year are unchanged.

Our expectations for capital expenditure for the 2010 financial year remain unchanged and capital expenditure is expected to be similar to last year after adjusting for foreign currency, with slightly slower investment in India and more in Europe to support our revenue growth opportunities.

Summary

These results including our strong free cash flow generation reflect the benefits of Vodafone’s geographic and customer diversity, our success in our chosen revenue growth initiatives and the impact of our accelerated £1 billion cost reduction programme.

GROUP FINANCIAL HIGHLIGHTS

		2009	2008	Change%
	Page	£m	£m	Reported	Organic
Financial information(1)

Revenue	25	21,761	19,902	9.3	(3.0)

Operating profit	25	6,068	4,071	49.1

Profit before taxation	25	5,747	3,314	73.4

Profit for the period	25	4,795	2,169	100+

Basic earnings per share (pence)	25	9.17p	4.04p	100+

Capital expenditure(2)	37	2,602	2,380	9.3

Cash generated by operations	19	7,577	7,144	6.1

Performance reporting(1)(2)

Group adjusted EBITDA	6	7,455	7,243	2.9	(7.9)

Adjusted operating profit	6, 40	5,911	5,771	2.4	(11.5)

Adjusted profit for the period attributable to equity shareholders	40	4,582	3,985	15.0

Adjusted earnings per share (pence)	40	8.72p	7.52p	16.0

Free cash flow(3)	19	4,003	3,101	29.1

Net debt	19, 20	34,001	27,715	22.7

Notes:

(1)   Amounts presented at 30 September or for the six months then ended.

(2)   See page 35 for the use of non-GAAP financial information and page 43 for definition of terms.

(3)   All references to free cash flow and operating free cash flow are to amounts before licence and spectrum payments.

OUTLOOK FOR THE 2010 FINANCIAL YEAR

Please see page 35 for use of non-GAAP financial information, page 43 for definition of terms and page 44 for forward-looking statements.

2010 financial
	year outlook	(1)(2)(3)
£ billion
Adjusted operating profit	11.0 – 11.8

Free cash flow(4)	6.0 – 6.5

Notes:

(1)	As stated on page 37 of the Group’s 2009 annual report.
(2)

Includes assumptions of average foreign exchange rates for the 2010 financial year of approximately £1:€1.12 and £1:US$1.50. A substantial majority of the Group’s adjusted operating profit and free cash flow is denominated in currencies other than sterling, the Group’s reporting currency. A 1% change in the sterling/euro exchange rate would impact adjusted operating profit by approximately £70 million; a 1% change in the sterling/US dollar exchange rate would impact adjusted operating profit by approximately £40 million.

(3)

The outlook does not include the impact of the reorganisation costs arising from the Alltel acquisition by Verizon Wireless, expected to be around £0.2 billion, but includes the impact of the Group’s acquisition of a further 15% stake in Vodacom and the consolidation of that entity from 18 May 2009.

(4)	Before spectrum and licence payments but after payments in respect of long-standing tax issues.

Operating conditions across the Group are broadly as envisaged when the outlook ranges were set out at the preliminary results announcement in May, albeit with a slight change in mix. Europe continues to experience economic pressure and similar competitive intensity, though performance in the first half was slightly better than anticipated, whereas economic conditions in Africa and Central Europe were slightly weaker than expected and competition in India has recently intensified.

Group adjusted EBITDA margin in the first half declined by 2.1 percentage points. Whilst the 1.0 percentage point decline in Europe was better than anticipated, reflecting a slightly better revenue performance and the benefit of the cost reduction programme, margin pressures in emerging markets were higher including the impact of the competitive environment in India and the turnaround plan in Turkey.

For the full year Group adjusted EBITDA margin is expected to decline by a similar rate to the first half. Total depreciation and amortisation charges are now expected to be around £8.2 billion.

In aggregate adjusted operating profit based on the stated foreign exchange assumptions is still expected to be in the £11.0 billion to £11.8 billion range.

Free cash flow based on the stated foreign exchange assumptions is expected to be around the upper end of the £6.0 billion to £6.5 billion range. Capitalised fixed asset additions are expected to be at a similar level to the 2009 financial year after adjusting for the impact of foreign exchange and the consolidation of Vodacom. Capital intensity in Europe and Common Functions is expected to be around 10% of revenue.

The assumptions for foreign exchange rates used within the outlook ranges for the 2010 financial year are unchanged.

The underlying adjusted tax rate percentage is expected to be in the mid 20s for the 2010 financial year with the Group targeting a similar level in the medium-term.

FINANCIAL RESULTS

Group results(1)

			Asia
		Africa	Pacific
		and	and				Six months ended
		Central	Middle	Verizon	Common		30 September
	Europe	Europe	East	Wireless	Functions (2)	Eliminations	2009 (3)	2008	% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic(4)

Voice revenue	8,998	2,696	2,288	–	–	(2)	13,980	13,267
Messaging revenue	1,810	274	228	–	1	–	2,313	2,171
Data revenue	1,460	225	195	–	–	–	1,880	1,391
Fixed line revenue	1,419	126	38	–	–	–	1,583	1,237
Other service revenue	473	148	174	–	–	(78)	717	574
Service revenue	14,160	3,469	2,923	–	1	(80)	20,473	18,640	9.8	(2.6)
Other revenue	751	270	156	–	126	(15)	1,288	1,262
Revenue	14,911	3,739	3,079	–	127	(95)	21,761	19,902	9.3	(3.0)
Direct costs	(3,431)	(1,042)	(883)	–	(27)	80	(5,303)	(4,796)
Customer costs	(4,129)	(874)	(633)	–	(159)	–	(5,795)	(5,283)
Operating expenses	(1,747)	(712)	(731)	–	(33)	15	(3,208)	(2,580)
Adjusted EBITDA	5,604	1,111	832	–	(92)	–	7,455	7,243	2.9	(7.9)
Depreciation and amortisation:
Acquired intangibles	(18)	(382)	(192)	–	–	–	(592)	(391)
Purchased licences	(484)	(15)	(48)	–	–	–	(547)	(490)
Other	(1,760)	(473)	(464)	–	(30)	–	(2,727)	(2,383)
Share of result in associates	309	21	4	1,988	–	–	2,322	1,792
Adjusted operating profit	3,651	262	132	1,988	(122)	–	5,911	5,771	2.4	(11.5)
Impairment losses							–	(1,700)
Other income and expense							157	–
Operating profit							6,068	4,071
Non-operating income and expense							(7)	(14)
Net financing costs							(314)	(743)
Income tax expense							(952)	(1,145)
Profit for the period							4,795	2,169

Notes:

(1)

The Group revised how it determines and discloses segmental adjusted EBITDA and adjusted operating profit during the period. Further details of this change are provided under the heading change in presentation on page 43.

(2)	Common Functions primarily represents the results of the partner markets and the net result of unallocated central Group costs and excludes income from intercompany royalty fees.
(3)	Reflects average exchange rates of £1:€1.14 and £1:US$1.60.
(4)

Organic growth includes India and Vodacom (except the results of Gateway) at the current level of ownership but excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009. See acquisitions, disposals and subsequent events on page 22 for further details.

Revenue

Revenue increased by 9.3% with favourable exchange rate movements contributing 7.9 percentage points and the benefit of merger and acquisition activity contributing 4.4 percentage points to revenue growth. Service revenue fell by 2.6% on an organic basis.

In Europe service revenue decreased by 4.5% on an organic basis with continued growth in both data and fixed lined revenue offset by a decline in voice revenue resulting from continued market and regulatory pressure on prices. Service revenue decreased in the majority of markets but was partially offset by growth in Italy and the Netherlands.

In Africa and Central Europe service revenue declined by 3.2% on an organic basis as growth in Vodacom and the effect of a 6.8% increase in the average customer base for the region were more than offset by an adverse impact of around three percentage points from termination rate cuts as well declines in Romania and Turkey.

In Asia Pacific and Middle East service revenue grew by 12.3% on an organic basis driven by a 3.6 percentage point contribution from the revenue stream generated by the network sharing joint venture, Indus Towers, as well as the 48.2% organic rise in the average customer base and continued strong data revenue growth. Substantially all of the organic growth was generated in India.

Operating profit

Adjusted EBITDA increased by 2.9% with favourable exchange rates contributing 8.2 percentage points and the impact of merger and acquisition activity contributing 2.6 percentage points to growth.

In Europe adjusted EBITDA decreased by 8.0% on an organic basis resulting from the decline in service revenue partially offset by cost savings, with declines in every market with the exception of Italy. The adjusted EBITDA margin declined by 1.0 percentage point, impacted by the dilutive effect of fixed line services as they continued to grow, with the fall partly mitigated by improvements in Italy and Portugal.

Adjusted EBITDA in Africa and Central Europe decreased by 9.5% on an organic basis due to investment in the turnaround plan in Turkey and increased competition in Romania which more than offset the growth in Vodacom. The adjusted EBITDA margin fell in the majority of markets reflecting lower revenue with cost reductions partially mitigating this decline.

On an organic basis adjusted EBITDA in Asia Pacific and Middle East fell by 2.3%, with a corresponding reduction in the adjusted EBITDA margin which was driven by a decline in the margin in India and the lower margin Indian business making up a larger proportion of the region. Start-up costs in Qatar, which launched commercial services on 7 July 2009, also had an impact. Adjusted EBITDA remained broadly stable across the region with the exception of Qatar.

Adjusted operating profit increased by 2.4% with favourable exchange rates contributing 11.5 percentage points and merger and acquisition activity contributing 2.4 percentage points to growth.

Operating profit increased by 49.1% as the prior year was impacted by an impairment loss in relation to Turkey.

The share of results in Verizon Wireless, the Group’s associate in the US, increased by 7.5% on an organic basis driven by the expanding customer base and growth in mobile broadband data products and applications, and messaging services.

Net financing costs

	Six months ended 30 September
	2009	2008
	£m	£m

Investment income	634	501
Financing costs	(948)	(1,244)
Net financing costs	(314)	(743)

Analysed as:
Net financing costs before income from investments	(559)	(436)
Potential interest charges arising on settlement of outstanding tax issues	(108)	(221)
Income from investments	237	174
	(430)	(483)
Foreign exchange(1)	(115)	86
Equity put rights and similar arrangements(2)	231	(346)
	(314)	(743)

Notes:

(1)

Comprises foreign exchange differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange differences on financial instruments received as consideration on the disposal of Vodafone Japan to SoftBank in April 2006.

(2)	Primarily represents foreign exchange movements and accretion expense. Further details of these options are provided on page 21.

Net financing costs before income from investments increased by 28.2% to £559 million primarily due to the impact of the 31% increase in average net debt being partially offset by changes in the currency mix of debt and significantly lower interest rates for debt denominated in US dollars and euros. At 30 September 2009 the provision for potential interest charges arising on settlement of outstanding tax issues was £1,749 million (31 March 2009: £1,635 million).

Taxation

The effective tax rate for the six months ended 30 September 2009 was 16.6% compared to 24.2%, exclusive of the impairment loss, in the same period last year with the difference primarily due to the resolution of long standing tax issues.

Earnings per share

Adjusted earnings per share increased by 16.0% to 8.72 pence for the six months ended 30 September 2009 with substantially all of the increase arising from movements in exchange rates. Basic earnings per share increased by 127.0% to 9.17 pence primarily due to the impairment loss in relation to Turkey which occurred in the prior period.

	Six months ended 30 September
	2009 £m	2008 £m

Profit attributable to equity shareholders	4,820	2,140
Adjustments:
Impairment loss	–	1,700
Other income and expense	(157)	–
Non-operating income and expense	7	14
Investment income and financing costs(1)	(116)	260
	(266)	1,974

Tax on above adjustments	28	(129)

Adjusted profit attributable to equity shareholders	4,582	3,985

	Million	Million
Weighted average number of shares outstanding – basic	52,556	53,006
Weighted average number of shares outstanding – diluted	52,760	53,205

Note:

(1)   See notes 1 and 2 in net financing costs on page 7.

Europe results(1)

	Germany	Italy	Spain	UK	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic
Six months ended 30 September 2009
Voice revenue	1,964	1,876	1,994	1,398	1,767	(1)	8,998
Messaging revenue	384	445	203	479	299	–	1,810
Data revenue	470	243	239	282	226	–	1,460
Fixed line revenue	923	255	157	15	69	–	1,419
Other service revenue	69	69	134	182	174	(155)	473
Service revenue	3,810	2,888	2,727	2,356	2,535	(156)	14,160	3.7	(4.5)
Other revenue	132	100	221	157	142	(1)	751
Revenue	3,942	2,988	2,948	2,513	2,677	(157)	14,911	3.0	(5.1)
Direct costs	(863)	(684)	(591)	(786)	(663)	156	(3,431)
Customer costs	(1,058)	(520)	(992)	(859)	(701)	1	(4,129)
Operating expenses	(464)	(339)	(293)	(285)	(366)	–	(1,747)
Adjusted EBITDA	1,557	1,445	1,072	583	947	–	5,604	0.3	(8.0)
Depreciation and amortisation:
Acquired intangibles	–	(10)	(2)	(6)	–	–	(18)
Purchased licences	(220)	(50)	(4)	(166)	(44)	–	(484)
Other	(457)	(300)	(321)	(336)	(346)	–	(1,760)
Share of result in associates	–	–	–	–	309	–	309
Adjusted operating profit	880	1,085	745	75	866	–	3,651	(1.5)	(10.5)

Adjusted EBITDA margin	39.5%	48.4%	36.4%	23.2%	35.4%		37.6%

Six months ended 30 September 2008
Voice revenue	1,977	1,721	1,997	1,638	1,814	–	9,147
Messaging revenue	364	392	208	472	298	–	1,734
Data revenue	365	182	186	226	186	–	1,145
Fixed line revenue	828	190	121	15	45	–	1,199
Other service revenue	91	75	158	125	148	(168)	429
Service revenue	3,625	2,560	2,670	2,476	2,491	(168)	13,654
Other revenue	133	92	218	238	145	–	826
Revenue	3,758	2,652	2,888	2,714	2,636	(168)	14,480
Direct costs	(806)	(602)	(617)	(801)	(633)	168	(3,291)
Customer costs	(957)	(485)	(941)	(911)	(666)	–	(3,960)
Operating expenses	(425)	(311)	(266)	(300)	(342)	–	(1,644)
Adjusted EBITDA	1,570	1,254	1,064	702	995	–	5,585
Depreciation and amortisation:
Acquired intangibles	–	(27)	(4)	(9)	(5)	–	(45)
Purchased licences	(199)	(45)	(3)	(166)	(41)	–	(454)
Other	(450)	(274)	(287)	(345)	(320)	–	(1,676)
Share of result in associates	–	–	–	–	296	–	296
Adjusted operating profit	921	908	770	182	925	–	3,706

Adjusted EBITDA margin	41.8%	47.3%	36.8%	25.9%	37.7%		38.6%

	%	%	%	%	%
Change at constant exchange rates
Voice revenue	(10.4)	(1.2)	(9.6)	(14.7)	(11.3)
Messaging revenue	(4.7)	2.7	(11.5)	1.5	(8.8)
Data revenue	16.9	21.1	16.7	24.8	10.3
Fixed line revenue	1.0	21.9	17.7	–	37.3
Other service revenue	(25.8)	(16.3)	(22.8)	45.6	6.9
Service revenue	(4.8)	2.3	(7.5)	(4.8)	(7.5)
Other revenue	(8.1)	(0.7)	(8.0)	(34.0)	(13.5)
Revenue	(4.9)	2.2	(7.5)	(7.4)	(7.8)
Direct costs	(1.0)	3.0	(13.2)	(1.9)	(5.3)
Customer costs	(1.0)	(2.9)	(4.5)	(5.7)	(4.3)
Operating expenses	(2.0)	(1.0)	(0.2)	(5.0)	(3.0)
Adjusted EBITDA	(10.1)	4.5	(8.7)	(17.0)	(13.4)
Depreciation and amortisation:
Acquired intangibles	–	(66.7)	(66.0)	(33.3)	(100.0)
Purchased licences	–	–	–	–	–
Other	(8.2)	(0.7)	1.9	(2.6)	(2.8)
Share of result in associates	–	–	–	–	(5.8)
Adjusted operating profit	(13.2)	8.3	(12.2)	(58.8)	(14.8)

Adjusted EBITDA margin movement (pps)	(2.3)	1.1	(0.4)	(2.7)	(2.3)

Note:

(1)

The Group revised how it determines and discloses segmental adjusted EBITDA and adjusted operating profit during the period. Further details of this change are provided under the heading change in presentation on page 43.

Revenue and adjusted EBITDA increased by 3.0% and 0.3% respectively. The reported results reflect the impact of merger and acquisition activity and foreign exchange movements together with an organic change. The table below summarises the effect of these factors on service revenue, revenue, adjusted EBITDA and adjusted operating profit.

	Organic change %	M&A activity pps	Foreign exchange pps	Reported change %

Service revenue
Germany	(4.8)	–	9.9	5.1
Italy	2.3	–	10.5	12.8
Spain	(7.5)	–	9.6	2.1
UK	(5.7)	0.9	–	(4.8)
Other Europe	(7.5)	–	9.3	1.8
Europe	(4.5)	0.1	8.1	3.7

Revenue - Europe	(5.1)	0.1	8.0	3.0

Adjusted EBITDA
Germany	(10.0)	(0.1)	9.3	(0.8)
Italy	4.5	–	10.7	15.2
Spain	(8.7)	–	9.5	0.8
UK	(18.4)	1.4	–	(17.0)
Other Europe	(13.4)	–	8.7	(4.7)
Europe	(8.0)	0.1	8.2	0.3

Adjusted operating profit
Germany	(13.0)	(0.2)	8.7	(4.5)
Italy	8.3	–	11.2	19.5
Spain	(12.2)	–	9.0	(3.2)
UK	(64.7)	5.9	–	(58.8)
Other Europe	(15.3)	0.5	8.4	(6.4)
Europe	(10.5)	0.3	8.7	(1.5)

Service revenue decreased by 4.5% on an organic basis with continued growth in both data and fixed lined revenue offset by a decline in voice revenue resulting from continued market and regulatory pressure on prices. Service revenue decreased in the majority of markets but was partially offset by growth in Italy and the Netherlands.

Adjusted EBITDA decreased by 8.0% on an organic basis resulting from the decline in service revenue partially offset by cost savings, with declines in every market with the exception of Italy. The adjusted EBITDA margin declined by 1.0 percentage point, impacted by the decline in revenue partly mitigated by improvements in Italy and Portugal.

Germany

Organic service revenue declined by 4.8% with the quarterly growth rate in line with the previous quarter. Revenue was negatively impacted by mobile termination rate cuts effective from April 2009, lower roaming partly due to the impact of EU regulation and continued competitive pressure. These factors were partly offset by fixed line and the Superflat tariff portfolio as well as continued data revenue growth supported by growing penetration of mobile internet devices. The fixed broadband customer base increased to 3.3 million with an additional 241,000 wholesale customers.

Adjusted EBITDA declined by 10.0% on an organic basis, with the reported margin falling by 2.3 percentage points, driven by lower revenue, higher access costs from the growing fixed line customer base and the one time benefit of a €20 million (£16 million) VAT refund in the six month period to 30 September 2008. These were partly offset by the impact of termination rate cuts and a reduction of operating expenses arising from the fixed and mobile integration synergies.

Italy

Service revenue increased by 2.3% at constant exchange rates. Growth in the current quarter slowed slightly in comparison to the previous quarter with positive momentum being maintained despite tougher economic conditions. Optimisation of spending by customers was partially offset by continued penetration of high value contracts and successful usage initiatives. The higher penetration of PC connectivity devices and success of mobile internet services resulted in good growth in data revenue. Fixed line revenue growth accelerated with a closing fixed broadband customer base of 1.1 million on a 100% basis.

Adjusted EBITDA increased by 4.5% at constant exchange rates with the adjusted EBITDA margin also growing by 1.1 percentage points, primarily as a result of the increase in revenue, strict control on mobile acquisition and retention unit costs and stable operating expenses, despite continued investment in fixed line services.

Spain

Service revenue decreased by 7.5% at constant exchange rates with the second quarter improving by 1.2 percentage points when compared to the previous quarter driven by higher usage trends. Service revenue continued to be impacted by weak economic conditions and high unemployment levels also resulting in increased involuntary churn. Data and fixed line revenue continued to grow due to increased penetration of PC connectivity and mobile internet bundles as well as products such as Vodafone Station.

Adjusted EBITDA fell by 8.7% at constant exchange rates, with a 0.4 percentage point reduction in the adjusted EBITDA margin. The impact of the decline in revenue, which included the benefit from legal settlements, was partly offset by termination rate cuts effective from April 2009 whilst acquisition and retention costs were maintained in spite of a rise in overall commercial activity.

UK

Service revenue fell by 5.7% on an organic basis, with the higher decline of 6.6% in the current quarter mainly due to mobile termination rate cuts effective from July 2009. Competitive pricing pressures and continued reduction in active prepaid customers were partially offset by increased data revenue driven by mobile internet bundles and higher wholesale revenue derived from MVNO agreements.

On an organic basis adjusted EBITDA fell by 18.4%, with the adjusted EBITDA margin decreasing by 2.7 percentage points, principally from the decline in revenue. Overall costs fell by 4.5% mainly due to mobile termination rate cuts and cost efficiency initiatives particularly in the technology area.

Other Europe

Service revenue was 7.5% lower at constant exchange rates with declines in all markets except for the Netherlands where service revenue increased by 1.5% at constant exchange rates supported by strong summer roaming. Service revenue in Greece declined by 15.3% at constant exchange rates resulting from mobile termination rate reductions in January 2009, tariff changes and market conditions.

Adjusted EBITDA declined by 13.4% at constant exchange rates. Adjusted EBITDA margin fell by 2.3 percentage points with declines in all markets except Portugal. Lower revenue was offset in part by lower acquisition and retention costs and mobile termination rate cuts. The positive adjusted EBITDA margin performance in Portugal was mainly driven by ongoing cost efficiency improvements.

Vivendi is expected to report its third quarter results, including those of SFR, on 12 November 2009.

Africa and Central Europe(1)

	Vodacom	Other Africa and Central Europe	Africa and Central Europe	% change
	£m	£m	£m	£	Organic(2)
Six months ended 30 September 2009
Voice revenue	1,352	1,344	2,696
Messaging revenue	103	171	274
Data revenue	137	88	225
Fixed line revenue	83	43	126
Other service revenue	63	85	148
Service revenue	1,738	1,731	3,469	34.6	(3.2)
Other revenue	210	60	270
Revenue	1,948	1,791	3,739	35.9	(3.5)
Direct costs	(468)	(574)	(1,042)
Customer costs	(473)	(401)	(874)
Operating expenses	(356)	(356)	(712)
Adjusted EBITDA	651	460	1,111	19.2	(9.5)
Depreciation and amortisation:
Acquired intangibles	(278)	(104)	(382)
Purchased licences	–	(15)	(15)
Other	(176)	(297)	(473)
Share of result in associates	(1)	22	21
Adjusted operating profit	196	66	262	(35.3)	(48.3)

Adjusted EBITDA margin	33.4%	25.7%	29.7%

Six months ended 30 September 2008
Voice revenue	623	1,498	2,121
Messaging revenue	44	185	229
Data revenue	45	70	115
Fixed line revenue	–	15	15
Other service revenue	16	82	98
Service revenue	728	1,850	2,578
Other revenue	101	72	173
Revenue	829	1,922	2,751
Direct costs	(190)	(574)	(764)
Customer costs	(204)	(416)	(620)
Operating expenses	(146)	(289)	(435)
Adjusted EBITDA	289	643	932
Depreciation and amortisation:
Acquired intangibles	(34)	(130)	(164)
Purchased licences	–	(12)	(12)
Other	(80)	(285)	(365)
Share of result in associates	–	14	14
Adjusted operating profit	175	230	405

Adjusted EBITDA margin	34.9%	33.5%	33.9%

	%	%
Change at constant exchange rates
Voice revenue	87.0	(10.6)
Messaging revenue	100+	(8.0)
Data revenue	100+	24.3
Fixed line revenue	–	100+
Other service revenue	100+	5.2
Service revenue	100+	(6.8)
Other revenue	78.2	(19.0)
Revenue	100+	(7.2)
Direct costs	100+	1.1
Customer costs	99.0	(4.1)
Operating expenses	100+	22.8
Adjusted EBITDA	94.1	(29.7)
Depreciation and amortisation:
Acquired intangibles	100+	(21.8)
Purchased licences	–	36.4
Other	91.3	3.1
Share of result in associates	–	74.1
Adjusted operating profit	(3.5)	(71.9)

Adjusted EBITDA margin movement (pps)	(1.4)	(8.2)

Notes:

(1)   The Group revised how it determines and discloses segmental adjusted EBITDA and adjusted operating profit during the period. Further details of this change are provided under the heading change in presentation on page 43.

(2)   Organic growth includes Vodacom (except the results of Gateway) at the current level of ownership. See acquisitions, disposals and subsequent events on page 22 for further details.

Revenue and adjusted EBITDA grew by 35.9% and 19.2% respectively. The reported results reflect the impact of merger and acquisition activity, primarily Vodacom, and foreign exchange movements together with an organic change. The table below summarises the effect of these factors on service revenue, revenue, adjusted EBITDA and adjusted operating profit.

	Organic change %	M&A activity pps	Foreign exchange pps	Reported change %

Service revenue
Vodacom	4.2	100+	32.7	100+
Other Africa and Central Europe	(10.0)	3.2	0.4	(6.4)
Africa and Central Europe	(3.2)	31.7	6.1	34.6

Revenue – Africa and Central Europe	(3.5)	32.8	6.6	35.9

Adjusted EBITDA
Vodacom	5.5	88.6	31.2	100+
Other Africa and Central Europe	(24.9)	(4.8)	1.2	(28.5)
Africa and Central Europe	(9.5)	21.7	7.0	19.2

Adjusted operating profit
Vodacom	(46.6)	43.1	15.5	12.0
Other Africa and Central Europe	(51.4)	(20.5)	0.6	(71.3)
Africa and Central Europe	(48.3)	8.2	4.8	(35.3)

Service revenue declined by 3.2% on an organic basis as growth in Vodacom and the effect of a 6.8% increase in the average customer base of the region were more than offset by an adverse impact of around three percentage points from termination rate cuts as well as declines in Romania and Turkey.

On an organic basis adjusted EBITDA decreased by 9.5% due to investment in the turnaround plan in Turkey and increased competition in Romania which more than offset growth in Vodacom. The adjusted EBITDA margin fell in the majority of markets reflecting lower revenue with cost reductions partially mitigating this decline.

Vodacom

On 18 May 2009 Vodacom became a subsidiary. See acquisitions, disposals and subsequent events on page 22 for further details.

Service revenue grew by 4.2% on an organic basis although the rate of growth slowed in the current quarter as good growth in South Africa was offset by weakening trends in Vodacom’s non-South African operations. Revenue growth was driven by a 17.2% increase in the average customer base, although the rate of gross additions slowed following the introduction of customer registration in South Africa on 1 August 2009. Data revenue continued to increase strongly following increased penetration of mobile PC connectivity devices. Service revenue in the Democratic Republic of Congo and Tanzania continued to be affected by intense competition and a weaker economic climate. Gateway, the carrier services and business network solutions business, suffered from pricing pressures.

Adjusted EBITDA grew by 5.5% on an organic basis, with the reported margin falling by 1.5 percentage points, impacted by lower revenue particularly in the Democratic Republic of Congo and in Tanzania, although both countries significantly reduced both capital and operating costs in response to the sharp reduction in revenue. These impacts were partially offset by the benefit from a lower regulatory fee in South Africa compared to the first half of the prior financial year and a focus on cost reductions, including the implementation of programmes that are expected to yield longer term benefits, for example transmission self-provisioning and sharing.

Other Africa and Central Europe

Service revenue declined by 10.0% on an organic basis, as the strong growth in data revenue was more than offset by the decline in voice revenue driven by weak economic conditions throughout Central Europe, the impact of termination rate cuts and a significant fall in revenue in Romania.

In Turkey service revenue declined by 7.9% at constant exchange rates, driven by an 11.8% reduction in the average customer base combined with a significant fall in prices as a result of competition and termination rate cuts. However the rate of decline improved in the current quarter driven by an increase in active customers, continued strong leadership in mobile number portability and growth in incoming revenue which continued to benefit from the introduction of cross-network tariffs in the previous quarter. 3G services were successfully launched in 81 cities in August 2009. In Romania service revenue declined by 19.5% at constant exchange rates impacted by weak economic conditions and a 15% year on year decline in local currency against the euro as tariffs are quoted in euros but household incomes are earned in local currency. Competitive price declines and the impact of a termination rate cut effective from January 2009 also had an impact.

Adjusted EBITDA decreased by 24.9% on an organic basis as a result of the reduction in revenue and higher running costs resulting from the expansion of the network infrastructure in Turkey as well as publicity to support the launch of 3G services. Adjusted EBITDA margins fell slightly across the majority of the region although cost reduction activities partially offset the revenue declines.

Asia Pacific and Middle East(1)

	India	Other Asia Pacific and Middle East	Eliminations	Asia Pacific and Middle East	% change
	£m	£m	£m	£m	£	Organic(2)

Six months ended 30 September 2009
Voice revenue	1,225	1,063	–	2,288
Messaging revenue	45	183	–	228
Data revenue	83	112	–	195
Fixed line revenue	1	37	–	38
Other service revenue	105	70	(1)	174
Service revenue	1,459	1,465	(1)	2,923	17.8	12.3
Other revenue	26	130	–	156
Revenue	1,485	1,595	(1)	3,079	15.9	11.3
Direct costs	(427)	(457)	1	(883)
Customer costs	(210)	(423)	–	(633)
Operating expenses	(491)	(240)	–	(731)
Adjusted EBITDA	357	475	–	832	3.9	(2.3)
Depreciation and amortisation:
Acquired intangibles	(168)	(24)	–	(192)
Purchased licences	–	(48)	–	(48)
Other	(232)	(232)	–	(464)
Share of result in associates	–	4	–	4
Adjusted operating profit	(43)	175	–	132	(48.4)	(42.0)

Adjusted EBITDA margin	24.0%	29.8%		27.0%

Six months ended 30 September 2008
Voice revenue	997	1,003	–	2,000
Messaging revenue	38	170	–	208
Data revenue	67	64	–	131
Fixed line revenue	–	23	–	23
Other service revenue	37	83	(1)	119
Service revenue	1,139	1,343	(1)	2,481
Other revenue	39	137	–	176
Revenue	1,178	1,480	(1)	2,657
Direct costs	(396)	(415)	1	(810)
Customer costs	(184)	(403)	–	(587)
Operating expenses	(263)	(196)	–	(459)
Adjusted EBITDA	335	466	–	801
Depreciation and amortisation:
Acquired intangibles	(178)	(4)	–	(182)
Purchased licences	–	(24)	–	(24)
Other	(150)	(191)	–	(341)
Share of result in associates	–	2	–	2
Adjusted operating profit	7	249	–	256

Adjusted EBITDA margin	28.4%	31.5%		30.1%

	%	%
Change at constant exchange rates
Voice revenue	15.5	(3.5)
Messaging revenue	13.7	1.0
Data revenue	17.7	59.5
Fixed line revenue	–	49.2
Other service revenue	100+	(23.6)
Service revenue	20.5	(0.3)
Other revenue	(38.0)	(10.5)
Revenue	18.5	(1.2)
Direct costs	1.4	1.0
Customer costs	6.7	(1.5)
Operating expenses	76.1	11.9
Adjusted EBITDA	0.2	(8.4)
Depreciation and amortisation:
Acquired intangibles	(11.1)	100+
Purchased licences	–	84.6
Other	45.9	12.1
Share of result in associates	–	55.0
Adjusted operating profit	(100+ )	(38.2)

Adjusted EBITDA margin movement (pps)	(4.4)	(2.3)

Notes:

(1)          The Group revised how it determines and discloses segmental adjusted EBITDA and adjusted operating profit during the period. Further details of this change are provided under the heading change in presentation on page 43.

(2)          Organic growth includes India but excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009. See acquisitions, disposals and subsequent events on page 22 for further details.

Revenue and adjusted EBITDA grew by 15.9% and 3.9%, respectively. The reported results reflect the impact of merger and acquisition activity and foreign exchange movements together with an organic change. The table below summarises the effect of these factors on service revenue, revenue, adjusted EBITDA and adjusted operating profit.

	Organic change %	M&A activity pps	Foreign exchange pps	Reported change %
Service revenue
India	20.5	–	7.6	28.1
Other Asia Pacific and Middle East	1.6	(1.9)	9.4	9.1
Asia Pacific and Middle East	12.3	(3.2)	8.7	17.8

Revenue – Asia Pacific and Middle East	11.3	(3.9)	8.5	15.9

Adjusted EBITDA
India	0.2	–	6.4	6.6
Other Asia Pacific and Middle East	(4.3)	(4.1)	10.3	1.9
Asia Pacific and Middle East	(2.3)	(2.6)	8.8	3.9

Adjusted operating profit
India	(100+)	–	(78.0)	(100+)
Other Asia Pacific and Middle East	(25.4)	(12.8)	8.5	(29.7)
Asia Pacific and Middle East	(42.0)	(12.8)	6.4	(48.4)

Service revenue grew by 12.3% on an organic basis driven by a 3.6 percentage point contribution from the revenue stream generated by the network sharing joint venture, Indus Towers, as well as the 48.2% organic rise in the average customer base and continued strong data revenue growth. Substantially all of the organic growth was generated in India.

On an organic basis adjusted EBITDA fell by 2.3%, with a corresponding reduction in the adjusted EBITDA margin which was driven by a decline in the margin in India and the lower margin Indian business making up a larger proportion of the region. Start-up costs in Qatar, which launched commercial services on 7 July 2009, also had an impact. Adjusted EBITDA remained broadly stable across the region with the exception of Qatar.

India

Service revenue grew by 20.5% at constant exchange rates including a 6.4 percentage point benefit from Indus Towers. Growth was driven by a 54.8% increase in the average mobile customer base which was partially offset by a fall in the effective rate per minute and a decline in usage per customer as competition intensified and penetration gains shifted towards more rural circles. Growth was also impacted by a termination rate cut effective from April 2009.

Adjusted EBITDA was stable at constant exchange rates, with a 4.4 percentage point decline in the adjusted EBITDA margin, primarily as a result of the expansion into rural areas and market price reductions offset by scale efficiencies.

Other Asia Pacific and Middle East

Service revenue grew by 1.6% on an organic basis as data revenue growth, driven by the higher penetration of mobile internet services, offset slowing voice revenue. In Egypt service revenue increased by 1.3% at constant exchange rates primarily due to the higher average customer base partially offset by the impact of termination rate reductions and pricing pressure. Qatar, after launching commercial services in July 2009, reached a customer base of 151,000 at 30 September 2009, 51% above its publicly stated target. A number of distribution channels in Qatar have been established including online, Vodafone retail stores and indirect partners.

Adjusted EBITDA fell by 4.3% on an organic basis, with the reported margin falling by 1.7 percentage points, as a result of the cost of launching services in Qatar. In Egypt the adjusted EBITDA margin remained stable as a termination rate cut and higher usage on the Vodafone network led to lower interconnect costs, which were offset by a lower effective price per minute.

On 9 June 2009 Vodafone Australia completed its merger with Hutchison 3G Australia to form a 50:50 joint venture, Vodafone Hutchison Australia Pty Limited. Integration continues according to plan with significant progress being made in reorganising head office, customer services and property locations. Implementation plans on retail stores, networks and IT are advancing well and in line with expectations.

Verizon Wireless

	Six months ended 30 September
	2009	2008	% change
	£m	£m	£	Organic

Service revenue	7,872	5,273	49.3	7.5
Revenue	8,583	5,795	48.1	6.2
Adjusted EBITDA	3,349	2,247	49.0	7.5
Interest	(182)	(28)	100+
Tax(1)	(149)	(93)	60.2
Non-controlling interest	(43)	(31)	38.7
Discontinued operations	48	–	–
Group’s share of result in Verizon Wireless	1,988	1,480	34.3	7.5

KPIs (100% basis)
Closing customers (‘000)	89,013	70,808
Average monthly ARPU (US$)	54.6	54.6
Churn	17.2%	14.7%
Messaging and data as a percentage of service revenue	27.9%	23.7%

Note:

(1)          The Group’s share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership and certain state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

Verizon Wireless achieved 2.4 million net customer additions bringing the closing customer base to 89.0 million. Customer growth was achieved by continued concentration on the high value contract segment alongside market leading customer churn.

Service revenue growth of 7.5% on an organic basis was driven by the expanding customer base and robust non-voice ARPU, predominantly driven by growth in mobile broadband data products and applications, and messaging services.

The adjusted EBITDA margin of 39.0% remained strong despite the tougher competitive and economic environment. Efficiencies in operating expenses have been partly offset by a higher level of customer acquisition and retention costs, particularly for high end data devices including BlackBerry devices.

The integration of the Alltel business is going according to plan. Store rebranding is complete and network conversions are well underway and on track. Verizon Wireless has entered into agreements to sell the 105 overlapping properties arising from the acquisition of Alltel. AT&T will acquire the network assets and mobile licences of 79 markets, corresponding to 1.5 million customers for US$2.35 billion. Atlantic Tele-Network will acquire the network assets and mobile licences of the remaining 26 markets and 0.7 million customers for US$0.2 billion. Both transactions are expected to complete in early 2010.

FINANCIAL POSITION

Statement of financial position

Non-current assets increased from £139.7 billion at 31 March 2009 to £142.2 billion at 30 September 2009, primarily reflecting the increase in other intangible assets of £2.2 billion and the increase in goodwill of £0.5 billion, both reflecting the acquisition of the additional stake in Vodacom. Investments in associates were impacted by the fluctuation in the US dollar during the period.

Current assets decreased from £13.0 billion at 31 March 2009 to £12.6 billion at 30 September 2009. Increases in trade and other receivables of £0.6 billion were offset by the £1.1 billion decrease in cash and cash equivalents as analysed in the consolidated statement of cash flows.

Non-current liabilities increased from £40.0 billion at 31 March 2009 to £41.3 billion at 30 September 2009 mainly due to the increase in deferred tax liabilities of £1.0 billion and long-term borrowings of £0.5 billion. Current liabilities decreased from £27.9 billion at 31 March 2009 to £25.7 billion at 30 September 2009 primarily due to the decrease in short-term borrowings partly offset by an increase in trade and other payables.

Equity shareholders’ funds

Total equity shareholders’ funds increased by £1.4 billion to £87.6 billion at 30 September 2009 as retained losses fell to £81.9 billion due to profit for the period of £4.8 billion being partly offset by dividends of £2.7 billion. Accumulated other comprehensive income decreased by £0.7 billion as the gain on revaluation of available-for-sale assets was more than offset by exchange rate differences on translation. The £0.2 billion decrease in treasury shares reflected employee share scheme transactions during the period.

Inflation

Inflation has not had a significant effect on the Group’s consolidated results of operations and financial condition during the six months ended 30 September 2009.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	Six months ended 30 September
	2009 £m	2008 £m	%

Cash generated by operations	7,577	7,144	6.1

Cash capital expenditure(1)	(2,789)	(2,902)
Disposal of intangible assets and property, plant and equipment	18	61
Operating free cash flow	4,806	4,303	11.7

Taxation	(848)	(1,079)
Dividends received from associates and investments(2)	725	340
Dividends paid to non-controlling shareholders in subsidiaries	(3)	(78)
Net interest received and paid	(677)	(385)
Free cash flow	4,003	3,101	29.1

Acquisitions and disposals(3)	(2,628)	(782)
Licence and spectrum payments(4)	(975)	(672)
Amounts received from non-controlling shareholders(5)	613	624
Put options over non-controlling interests	(77)	77
Equity dividends paid	(2,742)	(2,671)
Purchase of treasury shares	–	(963)
Foreign exchange and other	2,028	(1,282)
Net debt decrease/(increase)	222	(2,568)
Opening net debt	(34,223)	(25,147)
Closing net debt	(34,001)	(27,715)	22.7

Notes:

(1)	Cash paid for purchase of intangible assets other than licence and spectrum payments, and property, plant and equipment.
(2)	Six months ended 30 September 2009 includes £584 million (2008: £226 million) from the Group’s interest in Verizon Wireless.
(3)	Six months ended 30 September 2009 includes net cash and cash equivalents paid of £1,781 million (2008: £779 million) and assumed debt of £847 million (2008: £3 million).
(4)	Six months ended 30 September 2009 includes £549 million (2008: £647 million) in relation to Qatar.
(5)	Six months ended 30 September 2009 includes £613 million (2008: £591 million) in relation to Qatar.

Free cash flow increased by 29.1% to £4,003 million due to increased cash generated by operations, dividends received and lower taxation payments partially offset by increased interest payments. The Group invested £975 million in licences and spectrum including £549 million in respect of the licence in Qatar and £223 million in respect of Turkey.

Cash generated by operations increased by £433 million to £7,577 million, with approximately 70% generated in the Europe region. Cash capital expenditure decreased by £113 million primarily due to lower expenditure in India partially offset by higher reported spend in South Africa following the change from proportionate to full consolidation during the period. Capital intensity in Europe and Common Functions was 8.8%.

Payments for taxation decreased by £231 million primarily due to the one-off benefit of additional tax deductions in Italy.

Dividends received from associates and investments increased by over 100% to £725 million in line with expectations following the revised agreement on distributions, discussed on page 42 of the Group’s annual report for the year ended 31 March 2009, and the receipt of the delayed US$250 million gross tax distribution from Verizon Wireless in relation to the 2009 financial year in April 2009.

Net interest payments increased 75.8% to £677 million primarily due to higher average net debt and unfavourable exchange rate movements impacting the translation of interest payments into sterling.

An analysis of net debt is as follows:

	30 September 2009 £m	31 March 2009 £m

Cash and cash equivalents (as presented in the consolidated statement of financial position)	3,738	4,878

Short-term borrowings
Bonds	(3,236)	(5,025)
Commercial paper(1)	(1,931)	(2,659)
Bank loans	(1,090)	(893)
Other short-term borrowings(2)	(911)	(1,047)
	(7,168)	(9,624)
Long-term borrowings
Put options over non-controlling interests	(3,296)	(3,606)
Bonds, loans and other long-term borrowings(3)	(28,989)	(28,143)
	(32,285)	(31,749)

Trade and other receivables(4)	2,220	2,707
Trade and other payables(4)	(506)	(435)

Net debt	(34,001)	(34,223)

Notes:

(1)	At 30 September 2009 US$416 million was drawn under the US commercial paper programme and amounts of €1,725 million, £72 million and US$33 million were drawn under the euro commercial paper programme.
(2)	At 30 September 2009 amount includes £642 million in relation to collateral support agreements.
(3)	At 30 September 2009 £6,573 million related to drawn facilities including £1,800 million for a JPY term loan and £2,280 million for loans within the Indian corporate structure.
(4)	Represents mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables and trade and other payables.

The impact of foreign exchange decreased net debt by £1,964 million principally due to approximately 42% of net debt being denominated in US dollars and as the sterling/US dollar exchange rate moved from £1:US$1.43 on 31 March 2009 to £1:US$1.60 on 30 September 2009.

The following table sets out the Group’s committed bank facilities:

		30 September
		2009
	Maturity	£m

Undrawn facilities
$5.0 billion committed revolving credit facility provided by 28 banks(1)	June 2012	3,137
$4.1 billion committed revolving credit facility provided by 22 banks(1)	July 2011	2,569
Other committed credit facilities	Various	2,035
Total undrawn committed facilities		7,741

Note:

(1)          Both facilities support US and euro commercial paper programmes of up to $15 billion and £5 billion respectively.

The Group’s £1,931 million of commercial paper maturing within one year is covered 4.0 times by the £7.7 billion of undrawn revolving credit facilities. In addition the Group has historically generated significant amounts of free cash flow which can be allocated to pay dividends, repay maturing borrowings and pay for discretionary spending. The Group currently expects to continue generating significant amounts of free cash flow.

The Group has a €30 billion euro medium term note (‘EMTN’) programme and a US shelf programme which are used to meet medium to long-term funding requirements. At 30 September 2009 the total amounts in issue under these programmes split by currency were US$15.1 billion, £2.6 billion, €11.1 billion and other currencies £0.2 billion sterling equivalent.

At 30 September 2009 the Group had bonds outstanding with a nominal value of £22,425 million (31 March 2009: £23,754 million). In the six months ended 30 September 2009 the following bonds were issued:

				Sterling
			Amount	equivalent	US shelf programme or
Date bond issued	Maturity of bond	Currency	Million	Million	EMTN programme

01 April 2009	29 November 2012	EUR	250	229	EMTN programme

05 June 2009	5 December 2017	GBP	600	600	EMTN programme

10 June 2009	10 June 2014	USD	1,250	780	US shelf programme

10 June 2009	10 June 2019	USD	1,250	780	US shelf programme

Information on the maturities of the Group’s outstanding bonds is included in the table above and on pages 104 to 106 of the Group’s annual report for the year ended 31 March 2009.

Consistent with the development of its strategy the Group targets, on average, a low single A long-term credit rating. At 9 November 2009 the credit ratings were as follows:

	Rating Date	Type of debt	Rating	Outlook

Standard & Poor’s	30 May 2006	Short-term	A-2
	30 May 2006	Long-term	A-	Negative

Moody’s	30 May 2006	Short-term	P-2
	16 May 2007	Long-term	Baa1	Stable

Fitch Ratings	30 May 2006	Short-term	F2
	30 May 2006	Long-term	A-	Negative

The Group’s credit ratings enable it to have access to a wide range of debt finance including commercial paper, bonds and committed bank facilities. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

Dividends

In November 2008 the Board adopted a progressive dividend policy where dividend growth reflects the underlying trading and cash performance of the Group.

Accordingly the directors have announced an interim dividend of 2.66 pence per share representing a 3.5% increase over last year’s interim dividend.

The ex-dividend date is 18 November 2009 for ordinary shareholders, the record date for the interim dividend is 20 November 2009 and the dividend is payable on 5 February 2010. Dividend payments on ordinary shares will be paid by direct credit into a nominated bank or building society account or, alternatively, into the Company’s dividend reinvestment plan. The Company will no longer pay dividends by cheque. Shareholders who have not already done so should provide appropriate bank account details to the Company. For further information please refer to www.vodafone.com/investor.

Option agreements and similar arrangements

The Group is party to a number of option agreements which could result in it being required to pay cash to maintain or increase its equity interests in its operations in India and the US. In relation to India, the Group granted put options exercisable between 8 May 2010 and 8 May 2011 to members of the Essar group of companies that, if exercised, would allow the Essar group to sell its 33% shareholding in Vodafone Essar to the Group for US$5 billion or to sell between US$1 billion and US$5 billion worth of Vodafone Essar shares to the Group at an independently appraised fair market value. Details of other agreements, including that in relation to the US, are available on page 44 of the Group’s annual report for the year ended 31 March 2009.

ACQUISITIONS, DISPOSALS AND SUBSEQUENT EVENTS

The Group invested a net £1,781 million(1) in acquisition and disposal activities, including the purchase and disposal of investments, in the six months ended 30 September 2009. An analysis of the significant transactions is shown below.

£m

Cash paid for the acquisition of additional 15.0% stake in Vodacom	1,572
Cash paid for other acquisitions	112
Net overdraft acquired	97
1,781

Note:

(1)

Amounts are shown net of cash and cash equivalents acquired or disposed.

On 20 April 2009 the Group acquired an additional 15.0% stake in Vodacom for cash consideration of ZAR20.6 billion (£1.6 billion). On 18 May 2009 Vodacom became a subsidiary following the listing of its shares on the Johannesburg Stock Exchange and concurrent termination of the shareholder agreement with Telkom SA Limited, the seller and previous joint venture partner. During the period from 20 April 2009 to 18 May 2009 the Group continued to account for Vodacom as a joint venture, proportionately consolidating 65% of the results of Vodacom. The average percentage of results consolidated during the six months ended 30 September 2009 was approximately 90%.

On 10 May 2009 Qatar completed a public offering of 40.0% of its authorised share capital, raising QAR 3.4 billion (£0.6 billion). The shares were listed on the Qatar exchange on 22 July 2009. Qatar launched full services on its network on 7 July 2009.

On 9 June 2009 Vodafone Australia completed its merger with Hutchison 3G Australia to form a 50:50 joint venture, Vodafone Hutchison Australia Pty Limited, which, in due course, will market its products and services solely under the Vodafone brand. To equalise the value difference between the respective businesses, Vodafone will receive a deferred payment of AUS$500 million. The results of the combined business have been proportionately consolidated in the Group’s results as a joint venture from the date of the merger.

REGULATION

Introduction

The Group’s operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry-specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities. Some regulation implements commitments made by governments under the Basic Telecommunications Accord of the World Trade Organisation to facilitate market entry and establish regulatory frameworks.

The following section describes the regulatory framework and the key regulatory developments that occurred during the six months ended 30 September 2009 and should be read in conjunction with the information contained under “Regulation” on pages 135 to 137 of the Group’s annual report on Form 20-F for the year ended 31 March 2009. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly the Group is unable to attach a specific level of financial risk to the Group’s performance from such matters.

EUROPEAN UNION

In July 2009 the European Parliament voted on and proposed amendments to the European Commission’s (the ‘Commission’) proposals to amend the EU Framework for Electronic Communications. The Parliament’s amendments are now being considered by the Council of Ministers, representing the EU Member States and the Commission, in a conciliation process and they have indicated that they will accept the majority of them. The Group expects that a final set of amendments, which must be agreed by the Parliament, Commission and Council, will be adopted in late 2009.

Spectrum

In September 2009 the revised GSM Directive was adopted, allowing refarming of the 900/1800MHz bands to UMTS and potentially long-term evolution technologies.

The Commission and European Parliament are cooperating in the preparation of a ‘spectrum summit’ in January 2010 to set a strategy for future European spectrum management.

A European consultation process on the release of digital dividend spectrum (790-862MHz) was completed in September 2009. The Commission recommendation states that the analogue switchover should be completed by January 2012 at the latest. Vodafone now expects the delayed auction for 3G/broadband and wireless access in India to take place in early 2010 and the auction in Germany for 800/1800/2100/2600 MHz in the first half of 2010. This will be the first auction of 2600 MHz and 800 MHz UHF spectrum in any Vodafone European market. UK auctions have been delayed and are not expected until Q3 2010.

International roaming

In July 2009 revised European roaming regulations came into force amending and extending the requirements on mobile operators to supply voice roaming by means of a euro-tariff (from which customers may opt out) under which the cost of making and receiving calls within the EU is capped. The roaming regulations also regulate roaming text messages and data roaming including a retail cap of 11 eurocents and a wholesale cap of 4 eurocents on roaming text messages. An average wholesale price cap for data roaming services of 100 eurocents per megabyte is also included. This price cap reduces to 80 eurocents in July 2010 and to 50 eurocents in July 2011. In addition the regulations set out a number of transparency measures to be implemented. Discussion of international roaming regulation is also occurring among non-European regulators, including in Africa and the Middle East, and at the Organisation for Economic Co-operation and Development.

Call termination

At 31 March 2009 the termination rates effective for the Group’s subsidiaries and joint ventures within the EU, which differs from the Group’s Europe region, ranged from 4.7 eurocents to 9.7 eurocents at the relevant 31 March 2009 exchange rate. The Spanish National Regulatory Authority reduced mobile termination rates from 7 eurocents to 6.13 eurocents effective October 2009 on a per second billing basis and has proposed further reductions every six months to 5.51 eurocents in April 2010, 4.95 eurocents in October 2010, 4.45 eurocents in April 2010 and finally to 4.00 eurocents in October 2011.

Fibre regulation

On 2 June 2009 the European Commission published its second draft recommendation on regulated access to next generation access networks (‘NGA’). The overall objective of this recommendation is to foster the application of consistent regulatory responses throughout the EU in the relevant markets. A final version is expected to be adopted in 2010.

OTHER

In May 2009 the Government of Ghana conducted a review of Vodafone’s acquisition of 70% of the share capital of Ghana Telecommunications Limited in August 2008 in accordance with its declared intention from its election manifesto. The review committee considered a number of questions of political significance concerning the details of the transaction. As a consequence of public speculation following the committee’s report the Ghana Serious Fraud Office requested information concerning the transaction. The Government announced on 3 November that it had no intention of abrogating the sale and purchase agreement. The South African National Regulatory Authority is investigating termination rates at the direction of the Department of Communications and Parliament, and the South African Competition Commission’s investigation of termination rates is ongoing.

LEGAL PROCEEDINGS

The following section describes developments in legal proceedings which may have, or have had, during the six months ended 30 September 2009, a significant effect on the financial position or profitability of the Company and its subsidiaries. This section should be read in conjunction with the information contained under “Legal proceedings” on pages 114 to 115 of the Group’s annual report on Form 20-F for the year ended 31 March 2009.

Developments in the Vodafone 2 enquiry

The Court of Appeal overturned the High Court’s decision in relation to the Vodafone 2 enquiry.  Vodafone 2 has subsequently petitioned the Supreme Court for permission to appeal.

Developments in the India tax case

On 30 October 2009 Vodafone International Holdings B.V. (‘VIHBV’) received a notice from the Indian tax authorities requiring VIHBV to show cause as to why it believes that the Indian tax authorities do not have competent jurisdiction to proceed against VIHBV for the default of non-deduction of withholding tax from consideration paid to Hutchison Telecommunications International Limited group. VIHBV is currently preparing a response. VIHBV continues to believe that neither it nor any other member of the Group is liable for such withholding tax and intends to defend this position vigorously.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

		Six months ended 30 September
	Note	2009 £m	2008 £m

Revenue	2	21,761	19,902

Cost of sales		(14,115)	(12,414)

Gross profit		7,646	7,488

Selling and distribution expenses		(1,479)	(1,349)
Administrative expenses		(2,578)	(2,160)
Share of result in associates		2,322	1,792
Impairment loss		–	(1,700)
Other income and expense		157	–

Operating profit	2	6,068	4,071

Non-operating income and expense		(7)	(14)
Investment income		634	501
Financing costs		(948)	(1,244)

Profit before taxation		5,747	3,314

Income tax expense	3	(952)	(1,145)

Profit for the period		4,795	2,169

Attributable to:
– Equity shareholders		4,820	2,140
– Non-controlling interests		(25)	29

		4,795	2,169

Earnings per share
– Basic	4	9.17p	4.04p
– Diluted	4	9.14p	4.02p

Consolidated statement of comprehensive income

	Six months ended 30 September
	2009 £m	2008 £m

Gains/(losses) on revaluation of available-for-sale investments, net of tax	501	(1,743)
Foreign exchange translation differences, net of tax	(2,193)	1,605
Net actuarial gains/(losses) on defined benefit pension schemes, net of tax	47	(49)
Revaluation gain	963	97
Foreign exchange gains transferred to the income statement	(84)	(3)
Fair value losses transferred to the income statement	3	–
Other, net of tax	25	–

Net loss recognised directly in equity	(738)	(93)

Profit for the period	4,795	2,169

Total comprehensive income for the period	4,057	2,076

Attributable to:
– Equity shareholders	4,113	1,989
– Non-controlling interests	(56)	87

	4,057	2,076

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

	30 September	31 March
	2009	2009
	£m	£m

Non-current assets
Goodwill	54,479	53,958
Other intangible assets	23,185	20,980
Property, plant and equipment	19,709	19,250
Investments in associates	33,215	34,715
Other investments	7,450	7,060
Deferred tax assets	934	630
Post employment benefits	25	8
Trade and other receivables	3,185	3,069
	142,182	139,670
Current assets
Inventory	534	412
Taxation recoverable	124	77
Trade and other receivables	8,246	7,662
Cash and cash equivalents	3,738	4,878
	12,642	13,029

Total assets	154,824	152,699

Equity
Called up share capital	4,153	4,153
Additional paid-in capital	153,424	153,348
Treasury shares	(7,867)	(8,036)
Accumulated other comprehensive income	19,810	20,517
Retained losses	(81,924)	(83,820)
Total equity shareholders’ funds	87,596	86,162

Non-controlling interests	3,288	1,787
Put options over non-controlling interests	(3,122)	(3,172)
Total non-controlling interests	166	(1,385)

Total equity	87,762	84,777

Non-current liabilities
Long-term borrowings	32,285	31,749
Deferred tax liabilities	7,647	6,642
Post employment benefits	171	240
Provisions	514	533
Trade and other payables	721	811
	41,338	39,975
Current liabilities
Short-term borrowings	7,168	9,624
Current taxation liabilities	4,592	4,552
Provisions	381	373
Trade and other payables	13,583	13,398
	25,724	27,947

Total equity and liabilities	154,824	152,699

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital(1)	Treasury shares	Other(2)	Equity shareholders’ funds	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m

1 April 2008	4,182	153,139	(7,856)	(71,422)	78,043	(1,572)	76,471
Issue or reissue of shares	3	2	41	–	46	–	46
Purchase of own shares	–	–	(1,000)	–	(1,000)	–	(1,000)
Redemption or cancellation of shares	(33)	48	722	(722)	15	–	15
Share-based payment	–	63	–	–	63	–	63
Acquisition of subsidiary	–	–	–	–	–	539	539
Comprehensive income	–	–	–	1,989	1,989	87	2,076
Dividends	–	–	–	(2,667)	(2,667)	(78)	(2,745)
Other	–	–	–	(117)	(117)	(3)	(120)
30 September 2008	4,152	153,252	(8,093)	(72,939)	76,372	(1,027)	75,345

1 April 2009	4,153	153,348	(8,036)	(63,303)	86,162	(1,385)	84,777
Issue or reissue of shares	–	–	132	–	132	–	132
Share-based payment	–	76	–	–	76	–	76
Acquisition of subsidiary	–	–	–	–	–	1,610	1,610
Comprehensive income	–	–	–	4,113	4,113	(56)	4,057
Dividends	–	–	–	(2,731)	(2,731)	(3)	(2,734)
Other	–	–	37	(193)	(156)	–	(156)
30 September 2009	4,153	153,424	(7,867)	(62,114)	87,596	166	87,762

Notes:

(1)     Includes share premium account and the capital redemption reserve.

(2)     Includes retained losses and accumulated other comprehensive income.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

		Six months ended 30 September
	Note	2009 £m	2008 £m

Net cash flow from operating activities	6	6,729	6,065

Cash flows from investing activities
Purchase of interests in subsidiaries and joint ventures, net of cash acquired	7	(1,650)	(909)
Purchase of intangible assets		(1,430)	(1,099)
Purchase of property, plant and equipment		(2,334)	(2,475)
Purchase of investments		(138)	(102)
Disposal of interests in subsidiaries, net of cash disposed		–	4
Disposal of interests in associates		–	25
Disposal of property, plant and equipment		18	61
Disposal of investments		7	203
Dividends received from associates		584	232
Dividends received from investments		141	108
Interest received		118	166
Net cash flow from investing activities		(4,684)	(3,786)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		31	18
Net movement in short-term borrowings		(95)	339
Proceeds from issue of long-term borrowings		2,607	2,454
Repayment of borrowings		(2,754)	(2,032)
Purchase of treasury shares		–	(963)
B share capital redemption		–	(15)
Equity dividends paid		(2,742)	(2,671)
Dividends paid to non-controlling shareholders in subsidiaries		(3)	(78)
Amounts received from non-controlling shareholders		613	624
Interest paid		(795)	(551)
Net cash flow from financing activities		(3,138)	(2,875)

Net cash flow		(1,093)	(596)

Cash and cash equivalents at beginning of the period		4,846	1,652
Exchange (losses)/gains on cash and cash equivalents		(216)	15
Cash and cash equivalents at end of the period		3,537	1,071

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2009

1                 Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2009:

•

were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (‘IAS 34’) and thereby International Financial Reporting Standards (‘IFRS’), both as issued by the International Accounting Standards Board (‘IASB’) and as adopted by the European Union (‘EU’);

•	were prepared on the going concern basis as set out within the directors’ statement of responsibility section of the annual report for the year ended 31 March 2009;

•

are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the 2009 annual report;

•

apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s annual financial statements for the year ended 31 March 2009 except as stated below;

•	include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented; and

•	do not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 and were approved by the Board of directors on 10 November 2009.

The information relating to the year ended 31 March 2009 is an extract from the published annual report for that year, which has been delivered to the Registrar of Companies, and on which the auditors’ report was unqualified and did not contain statements under section 237(2) or 237(3) of the UK Companies Act 1985.

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

IFRIC 13 – “Customer loyalty programmes”

The Group adopted IFRIC 13 on 1 April 2009. The interpretation addresses how companies that grant their customers loyalty award credits when buying goods and services should account for their obligations to provide free or discounted goods and services. It requires that consideration received be allocated between the award credits and the other components of the sale. The adoption of this interpretation did not result in a material impact on the Group’s results or financial position.

IAS 23 (Revised) – “Borrowing costs”

The Group adopted IAS 23 (Revised) on 1 April 2009. This standard requires the capitalisation of borrowing costs to the extent they are directly attributable to the acquisition, production or construction of a qualifying asset. The option of immediate recognition of those borrowing costs as an expense has been removed. The adoption of this standard did not result in a material impact on the Group’s results or financial position.

IAS 1 (Revised) – “Presentation of financial statements”

The Group adopted IAS 1 (Revised) on 1 April 2009. A separate condensed consolidated statement of changes in equity is now included as part of the primary financial statements. The Group changed the naming of the primary financial statements and adopted certain new terminology set out in the revised standard.

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2009

2                 Segment analysis

The Group has a single group of related services and products being the supply of communications services and products. During the six months ended 30 September 2009 the Group revised how it determines and discloses segmental adjusted EBITDA in order to ensure that the Group’s disclosures better reflect the contribution of each segment to the Group’s underlying operating performance and remain consistent with internal reporting to management. The tables below present segment information on the revised basis.

Six months ended 30 September 2009	Segment revenue £m	Common Functions £m	Intra- region revenue £m	Regional revenue £m	Inter- region revenue £m	Group revenue £m	Adjusted EBITDA £m

Germany	3,942		(26)	3,916	(7)	3,909	1,557
Italy	2,988		(24)	2,964	(3)	2,961	1,445
Spain	2,948		(52)	2,896	(2)	2,894	1,072
UK	2,513		(23)	2,490	(6)	2,484	583
Other Europe	2,677		(32)	2,645	(3)	2,642	947
Europe	15,068		(157)	14,911	(21)	14,890	5,604

Vodacom	1,948		–	1,948	(3)	1,945	651
Other Africa and Central Europe	1,791		–	1,791	(33)	1,758	460
Africa and Central Europe	3,739		–	3,739	(36)	3,703	1,111

India	1,485		(1)	1,484	(8)	1,476	357
Other Asia Pacific and Middle East	1,595		–	1,595	(14)	1,581	475
Asia Pacific and Middle East	3,080		(1)	3,079	(22)	3,057	832

Common Functions	–	127	–	127	(16)	111	(92)
Group(1)	21,887	127	(158)	21,856	(95)	21,761	7,455
Verizon Wireless(1)	8,583						3,349

Six months ended 30 September 2008
Germany	3,758		(25)	3,733	(8)	3,725	1,570
Italy	2,652		(22)	2,630	(3)	2,627	1,254
Spain	2,888		(58)	2,830	(2)	2,828	1,064
UK	2,714		(24)	2,690	(6)	2,684	702
Other Europe	2,636		(39)	2,597	(3)	2,594	995
Europe	14,648		(168)	14,480	(22)	14,458	5,585

Vodacom	829		–	829	–	829	289
Other Africa and Central Europe	1,922		–	1,922	(28)	1,894	643
Africa and Central Europe	2,751		–	2,751	(28)	2,723	932

India	1,178		(1)	1,177	(9)	1,168	335
Other Asia Pacific and Middle East	1,480		–	1,480	(14)	1,466	466
Asia Pacific and Middle East	2,658		(1)	2,657	(23)	2,634	801

Common Functions	–	93	–	93	(6)	87	(75)
Group(1)	20,057	93	(169)	19,981	(79)	19,902	7,243
Verizon Wireless(1)	5,795						2,247

Note:

(1)     Values shown for Verizon Wireless are not included in the calculation of Group revenue or adjusted EBITDA as Verizon Wireless is an associate.

A reconciliation of adjusted EBITDA to operating profit is shown below. For a reconciliation of operating profit to profit before taxation see the consolidated income statement on page 25.

	Six months ended 30 September
	2009 £m	2008 £m

Adjusted EBITDA	7,455	7,243
Depreciation and amortisation including loss on disposal of fixed assets	(3,866)	(3,264)
Share of results in associates	2,322	1,792
Impairment loss	–	(1,700)
Other income and expense	157	–
Operating profit	6,068	4,071

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2009

3            Taxation

	Six months ended 30 September
	2009	2008
	£m	£m

United Kingdom corporation tax (income)/expense:
Current year	–	23
Adjustments in respect of prior years	(17)	–

Overseas current tax expense/(income):
Current year	1,365	1,211
Adjustments in respect of prior years	(346)	27
Total current tax expense	1,002	1,261

Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	(114)	(81)
Overseas deferred tax	64	(35)

Total deferred tax income	(50)	(116)
Total income tax expense	952	1,145

The following provides an update to factors affecting the Group’s tax charge in future years which were disclosed on page 87 of the Group’s 2009 annual report:

The Court of Appeal overturned the High Court’s decision in relation to the Vodafone 2 enquiry.  Vodafone 2 has subsequently petitioned the Supreme Court for permission to appeal.

The first tier Spanish court has ruled against Vodafone Holdings Europe SL (‘VHESL’) in its dispute with the Spanish tax authority over the deductibility of interest expenses in the accounting periods ended 31 March 2003 and 31 March 2004. VHESL has until 28 December 2009 to appeal the decision.

4            Earnings per share

	Six months ended 30 September
	2009	2008
	Million	Million

Weighted average number of shares for basic earnings per share	52,556	53,006
Effect of dilutive potential shares: restricted shares and share options	204	199
Weighted average number of shares for diluted earnings per share	52,760	53,205

	£m	£m
Earnings for basic and diluted earnings per share	4,820	2,140

5            Equity dividends on ordinary shares

	Six months ended 30 September
	2009	2008
	£m	£m

Declared during the period:
Final dividend for the year ended 31 March 2009: 5.20 pence per share (2008: 5.02 pence per share)	2,731	2,667

Proposed after the end of the reporting period and not recognised as a liability:
Interim dividend for the year ending 31 March 2010: 2.66 pence per share (2009: 2.57 pence per share)	1,399	1,348

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2009

6            Reconciliation to net cash flow from operating activities

	Six months ended 30 September
	2009	2008
	£m	£m

Profit for the period	4,795	2,169
Adjustments for:
Share-based payment	71	65
Depreciation and amortisation	3,826	3,239
Loss on disposal of property, plant and equipment	40	25
Share of result in associates	(2,322)	(1,792)
Impairment loss	–	1,700
Other income and expense	(157)	–
Non-operating income and expense	7	14
Investment income	(634)	(501)
Financing costs	948	1,244
Income tax expense	952	1,145
Increase in inventory	(100)	(49)
Increase in trade and other receivables	(471)	(49)
Increase/(decrease) in trade and other payables	622	(66)
Cash generated by operations	7,577	7,144

Tax paid	(848)	(1,079)
Net cash flow from operating activities	6,729	6,065

7            Acquisitions and disposals

The aggregate cash consideration in respect of purchases of interests in subsidiaries and joint ventures, net of cash acquired, is as follows:

Six months ended 30 September 2009 £m
Cash consideration paid:
Vodacom Group (Pty) Limited (‘Vodacom’) (15%)	1,572
Other acquisitions completed during the period	7
Acquisitions completed in previous periods	(24)
1,555

Net overdraft acquired	95
1,650

Goodwill acquired of £1,159 million was wholly in relation to Vodacom. In addition, amendments to provisional purchase price allocations on acquisitions completed in previous periods resulted in a reduction in goodwill of £32 million.

Vodacom

On 20 April 2009 the Group acquired an additional 15% stake in Vodacom for cash consideration of ZAR20.6 billion (£1.6 billion). On 18 May 2009 Vodacom became a subsidiary following the listing of its shares on the Johannesburg Stock Exchange and concurrent termination of the shareholder agreement with Telkom SA Limited, the seller and previous joint venture partner. During the period from 20 April 2009 to 18 May 2009 the Group continued to account for Vodacom as a joint venture, proportionately consolidating 65% of the results of Vodacom.

The goodwill is attributable to the expected profitability of the acquired business and the synergies expected to arise after the Group’s acquisition of Vodacom. The results of the acquired entity have been consolidated in the income statement from 18 May 2009. From 18 May 2009 the acquired entity contributed £59 million to the profit attributable to equity shareholders of the Group.

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2009

The initial purchase price allocation has been determined provisionally pending the completion of the final valuation of the fair value of net assets acquired.

	Book value £m	Fair value adjustments £m	Fair value £m
Net assets acquired:
Identifiable intangible assets(1)	271	3,212	3,483
Property, plant and equipment	1,603	–	1,603
Other investments	30	–	30
Inventory	56	–	56
Trade and other receivables	880	–	880
Cash and cash equivalents	58	–	58
Current and deferred taxation liabilities	(140)	(909)	(1,049)
Short and long-term borrowings	(1,312)	–	(1,312)
Trade and other payables	(897)	8	(889)

Net identifiable assets acquired	549	2,311	2,860
Goodwill			1,159

Total assets acquired			4,019

Non-controlling interests			(1,050)
Revaluation gain			(963)
Value of investment held prior to acquisition			(429)

Total consideration (including £5 million of directly attributable costs)			1,577

Note:

(1)	Identifiable intangible assets of £3,483 million consist of licences and spectrum fees of £1,567 million and other intangible assets of £1,916 million.

The following unaudited pro forma summary presents the Group as if the additional stake in Vodacom had been acquired on 1 April 2009. The pro forma amounts include the results of Vodacom, amortisation of the acquired intangible assets recognised on acquisition and interest expense on the increase in net debt as a result of the acquisition. The pro forma amounts do not include any possible synergies from the acquisition of an additional stake in Vodacom. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

Six months ended 30 September 2009 £m

Revenue	21,913
Profit for the period	4,733
Profit attributable to equity shareholders	4,778

Pence per share
Basic earnings per share	9.09p
Diluted earnings per share	9.06p

Australia

On 9 June 2009 Vodafone Australia completed its merger with Hutchison 3G Australia to form a 50:50 joint venture. Vodafone Hutchison Australia (Pty) Limited, which, in due course, will market its products and services solely under the Vodafone brand. To equalise the value difference between the respective businesses, Vodafone will receive a deferred payment of AUS$500 million. The results of the combined business have been proportionately consolidated in the Group’s results as a joint venture from the date of the merger.

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2009

8    Related party transactions

The Group’s related parties are its joint ventures, associates, pension schemes, directors and Executive Committee members.

Related party transactions with the Group’s joint ventures and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements.

No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these condensed consolidated financial statements, except as disclosed below. Transactions between the Company and its joint ventures are not material to the extent that they have not been eliminated through proportionate consolidation or disclosed below.

	Six months ended 30 September
	2009 £m	2008 £m

Sales of goods and services to associates	140	102
Purchases of goods and services from associates	85	115
Purchases of goods and services from joint ventures	92	8
Net interest income receivable from joint ventures(1)	19	8

	30 September 2009 £m	31 March 2009 £m

Trade balances owed:
by associates	75	50
by joint ventures	57	10
to joint ventures	43	33
Other balances owed by joint ventures(1)	782	311

Note:

(1)

Amounts arise primarily through Vodafone Italy being part of a Group cash pooling arrangement and loans to Vodafone Hutchison Australia and represent amounts not eliminated on consolidation. Interest is paid in line with market rates.

In the six months ended 30 September 2009 the Group made contributions to defined benefit pension schemes of £44 million (six months ended 30 September 2008: £40 million). Dividends received from associates are disclosed in the consolidated statement of cash flows. Compensation paid to the Company’s Board of directors and Executive Committee members will be disclosed in the Group’s annual report for the financial year ending 31 March 2010.

9    Commitments and contingent liabilities

There have been no material changes to the Group’s commitments or contingent liabilities during the period.

10  Other matters

Seasonality or cyclicality of interim operations

The Group’s financial results have not, historically, been subject to significant seasonal trends.

Events after the end of the reporting period

Developments in the India tax case

On 30 October 2009 Vodafone International Holdings B.V. (‘VIHBV’) received a notice from the Indian tax authorities requiring VIHBV to show cause as to why it believes that the Indian tax authorities do not have competent jurisdiction to proceed against VIHBV for the default of non-deduction of withholding tax from consideration paid to Hutchison Telecommunications International Limited group. VIHBV is currently preparing a response. VIHBV continues to believe that neither it nor any other member of the Group is liable for such withholding tax and intends to defend this position vigorously.

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly it may not be comparable with similarly titled measures and disclosures by other companies. Additionally certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Adjusted EBITDA

Adjusted EBITDA is operating profit excluding share in results of associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses and other operating income and expense. The Group uses adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted operating profit, operating profit and net profit, to assess its operating performance. The Group believes that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Group Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. The Group believes it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments.

Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, the Group analyses adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance.

A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided in note 2 to the condensed consolidated financial statements on page 30.

Group adjusted operating profit and adjusted earnings per share

Group adjusted operating profit excludes non-operating income of associates, impairment losses and other income and expense. Adjusted earnings per share also exclude amounts in relation to equity put rights and similar arrangements and certain foreign exchange differences, together with related tax effects. The Group believes that it is both useful and necessary to report these measures for the following reasons:

•      these measures are used by the Group for internal performance analysis;

•      these measures are used in setting director and management remuneration; and

•      they are useful in connection with discussion with the investment analyst community and debt rating agencies.

Reconciliation of adjusted operating profit and adjusted earnings per share to the respective closest equivalent GAAP measure, operating profit and basic earnings per share, is provided in the section “financial results” beginning on page 6.

Cash flow measures

In presenting and discussing the Group’s reported results free cash flow and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. The Group believes that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•      these measures allow the Company and external parties to evaluate the Group’s liquidity and the cash generated by the Group’s operations. Free cash flow does not include payments for licence and spectrum included within intangible assets and items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition it does not necessarily reflect the amounts which the Group has an obligation to incur. However it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases;

•      these measures facilitate comparability of results with other companies, although the Group’s measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

USE OF NON-GAAP FINANCIAL INFORMATION

•      these measures are used by management for planning, reporting and incentive purposes; and

•     these measures are useful in connection with discussion with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to free cash flow and operating free cash flow is provided on page 19.

Organic growth

Organic growth presents period to period changes on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. The Group believes that “organic growth”, which is not intended to be a substitute, or superior to, reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

•     it provides additional information on the underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;

•      it is used by the Group for internal performance analysis; and

•      it facilitates comparability of underlying growth with other companies although the term “organic” is not a defined term under IFRS and may not therefore be comparable with similarly titled measures reported by other companies.

Reconciliations of organic growth to reported growth is shown where used or in the table below:

	Organic growth %	M&A activity %	Foreign exchange %	Reported growth %
Verizon Wireless
Service revenue	7.5	16.3	25.5	49.3
Revenue	6.2	16.3	25.6	48.1
Adjusted EBITDA	7.5	15.7	25.8	49.0
Group’s share of result in Verizon Wireless	7.5	3.7	23.1	34.3

Other

Certain of the statements within the section titled “Chief Executive’s statement” on pages 2 and 3 contain forward-looking non-GAAP financial information for which, at this time, there is no comparable GAAP measure and which, at this time, cannot be quantitatively reconciled to comparable GAAP financial information.

Certain of the statements within the section titled “Outlook for the 2010 financial year” on page 5 contain forward-looking non-GAAP financial information which, at this time, cannot be quantitatively reconciled to comparable GAAP financial information.

ADDITIONAL INFORMATION

Regional analysis for the six months ended 30 September

	Revenue		Adjusted EBITDA(1)		Adjusted operating profit/(loss) (1)		Capitalised fixed asset additions		Operating free cash flow(1)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
EUROPE

Germany	3,942	3,758	1,557	1,570	880	921	331	289	1,429	1,261
Italy	2,988	2,652	1,445	1,254	1,085	908	299	235	1,103	913
Spain	2,948	2,888	1,072	1,064	745	770	171	226	656	684
UK	2,513	2,714	583	702	75	182	141	164	400	463

Other Europe
Greece	601	642	172	229	66	126	92	77	86	121
Netherlands	883	790	283	260	180	163	55	47	296	207
Portugal	612	605	253	248	166	168	64	57	181	129
Other(2)	581	599	239	258	145	174	30	31	181	216
Associates	–	–	–	–	309	294	–	–	–	–
	2,677	2,636	947	995	866	925	241	212	744	673

Intra-region eliminations	(157)	(168)	–	–	–	–	–	–	–	–
	14,911	14,480	5,604	5,585	3,651	3,706	1,183	1,126	4,332	3,994

AFRICA AND CENTRAL EUROPE

Vodacom	1,948	829	651	289	196	175	209	100	392	164
Other Africa and Central Europe
Romania	426	488	196	228	68	104	37	75	99	154
Turkey	557	629	20	127	(71)	5	149	127	(91)	76
Other	808	805	244	288	69	121	125	82	105	156
	3,739	2,751	1,111	932	262	405	520	384	505	550

ASIA PACIFIC AND MIDDLE EAST

India	1,485	1,178	357	335	(43)	7	529	592	(31)	(219)
Other Asia Pacific and Middle East
Egypt	677	577	335	286	212	194	85	76	293	191
Other	918	902	140	180	(37)	55	151	107	28	11
Intra-region eliminations	(1)	–	–	–	–	–	–	–	–	–
	3,079	2,657	832	801	132	256	765	775	290	(17)

Verizon Wireless	–	–	–	–	1,988	1,480	–	–	–	–
Common Functions	127	93	(92)	(75)	(122)	(76)	134	95	(321)	(224)
Inter-region eliminations	(95)	(79)	–	–	–	–	–	–	–	–

Group	21,761	19,902	7,455	7,243	5,911	5,771	2,602	2,380	4,806	4,303

Notes:

(1)  The Group revised how it determines and discloses segmental adjusted EBITDA, adjusted operating profit and operating free cash flow during the period. Further details of this change are provided under the heading change in presentation on page 43.

(2)  Includes elimination of £8 million (2008: £6 million) of intercompany revenue between operating companies within the Other Europe segment.

See page 35 for use of non-GAAP financial information and page 43 for definition of terms.

ADDITIONAL INFORMATION

Quarterly information

Group

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	30 June 2009	30 September 2009	30 June 2008	30 September 2008	30 June % change		30 September % change
	£m	£m	£m	£m	£	Organic	£	Organic

Voice revenue	6,946	7,034	6,587	6,680	5.5	(5.6)	5.3	(7.1)
Messaging revenue	1,144	1,169	1,067	1,104	7.2	(1.5)	5.9	(3.4)
Data revenue	888	992	664	727	33.7	19.4	36.5	20.1
Fixed line revenue	788	795	613	624	28.5	6.6	27.4	8.9
Other service revenue	325	392	271	303	19.9	7.9	29.4	12.0
Service revenue	10,091	10,382	9,202	9,438	9.7	(2.1)	10.0	(3.0)

Europe

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	30 June 2009	30 September 2009	30 June 2008	30 September 2008	30 June % change		30 September % change
	£m	£m	£m	£m	£	Organic	£	Organic

Voice revenue	4,538	4,460	4,560	4,587	(0.5)	(8.8)	(2.8)	(9.9)
Messaging revenue	903	907	855	879	5.6	(2.1)	3.2	(3.8)
Data revenue	708	752	552	593	28.3	17.8	26.8	17.9
Fixed line revenue	707	712	598	601	18.2	5.7	18.5	9.0
Other service revenue	208	265	203	226	2.5	(4.9)	17.3	3.4
Service revenue	7,064	7,096	6,768	6,886	4.4	(4.4)	3.0	(4.6)

Germany

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	30 June 2009	30 September 2009	30 June 2008	30 September 2008	30 June % change		30 September % change
	£m	£m	£m	£m	£ Organic		£ Organic

Voice revenue	984	980	981	996
Messaging revenue	193	191	181	183
Data revenue	227	243	176	189
Fixed line revenue	462	461	412	416
Other service revenue	37	32	47	44
Service revenue	1,903	1,907	1,797	1,828	5.9	(4.8)	4.3	(4.9)

Italy

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	30 June 2009	30 September 2009	30 June 2008	30 September 2008	30 June % change		30 September % change
	£m	£m	£m	£m	£	Organic	£	Organic

Voice revenue	952	924	862	859
Messaging revenue	222	223	189	203
Data revenue	115	128	88	94
Fixed line revenue	128	127	97	93
Other service revenue	34	35	32	43
Service revenue	1,451	1,437	1,268	1,292	14.4	3.1	11.2	1.4

Spain

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	30 June 2009	30 September 2009	30 June 2008	30 September 2008	30 June % change		30 September % change
	£m	£m	£m	£m	£ Organic		£ Organic

Voice revenue	983	1,011	990	1,007
Messaging revenue	101	102	101	107
Data revenue	117	122	91	95
Fixed line revenue	77	80	60	61
Other service revenue	62	72	72	86
Service revenue	1,340	1,387	1,314	1,356	2.0	(8.1)	2.3	(6.9)

ADDITIONAL INFORMATION

UK

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	30 June 2009	30 September 2009	30 June 2008	30 September 2008	30 June % change		30 September % change
	£m	£m	£m	£m	£ Organic		£ Organic

Voice revenue	726	672	822	816
Messaging revenue	236	243	236	236
Data revenue	137	145	110	116
Fixed line revenue	7	8	8	7
Other service revenue	80	102	58	67
Service revenue	1,186	1,170	1,234	1,242	(3.9)	(4.7)	(5.8)	(6.6)

Africa and Central Europe

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	30 June 2009	30 September 2009	30 June 2008	30 September 2008	30 June % change		30 September % change
	£m	£m	£m	£m	£	Organic	£	Organic

Voice revenue	1,232	1,464	1,035	1,086	19.0	(4.6)	34.8	(6.6)
Messaging revenue	127	147	110	119	15.5	(0.2)	23.5	(5.8)
Data revenue	90	135	54	61	66.7	24.0	100+	32.8
Fixed line revenue	64	62	4	11	100+	5.5	100+	(93.1)
Other service revenue	60	88	42	56	42.9	4.0	57.1	20.0
Service revenue	1,573	1,896	1,245	1,333	26.3	(2.6)	42.2	(3.9)

Vodacom

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	30 June 2009	30 September 2009	30 June 2008	30 September 2008	30 June % change		30 September % change
	£m	£m	£m	£m	£	Organic	£	Organic

Voice revenue	570	782	299	324
Messaging revenue	42	61	21	23
Data revenue	50	87	21	24
Fixed line revenue	41	42	–	–
Other service revenue	22	41	7	9
Service revenue	725	1,013	348	380	100+	5.2	100+	3.2

Asia Pacific and Middle East

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	30 June 2009	30 September 2009	30 June 2008	30 September 2008	30 June % change		30 September % change
	£m	£m	£m	£m	£	Organic	£	Organic

Voice revenue	1,177	1,111	992	1,008	18.6	10.7	10.2	7.1
Messaging revenue	113	115	102	106	10.8	5.9	8.5	9.0
Data revenue	90	105	58	73	55.2	30.8	43.8	24.4
Fixed line revenue	18	20	11	12	63.6	58.6	66.7	46.8
Other service revenue	93	81	61	58	52.5	57.1	39.7	41.2
Service revenue	1,491	1,432	1,224	1,257	21.8	14.3	13.9	10.3

India

	Quarter ended		Quarter ended		Quarter ended		Quarter ended
	30 June 2009	30 September 2009	30 June 2008	30 September 2008	30 June % change		30 September % change
	£m	£m	£m	£m	£	Organic	£	Organic

Voice revenue	632	593	495	502
Messaging revenue	22	23	18	20
Data revenue	43	40	33	34
Fixed line revenue	–	1	–	–
Other service revenue	58	47	19	18
Service revenue	755	704	565	574	33.6	23.0	22.6	18.0

ADDITIONAL INFORMATION

Reconciliation of adjusted earnings

	Reported £m		Adjustments £m		Adjusted £m
Six months ended 30 September 2009

Operating profit	6,068		(157	)(1)	5,911

Non-operating income and expense	(7)		7		–
Investment income and financing costs	(314)		(116	)(2)	(430)
Profit before taxation	5,747		(266)		5,481

Income tax expense	(952)		28	(3)	(924)
Profit for the period	4,795		(238)		4,557

Attributable to:
– Equity shareholders	4,820		(238)		4,582
– Non-controlling interests	(25)		–		(25)

Basic earnings per share	9.17	p			8.72	p

Notes:

(1)	Consists of the gain on disposal arising from the merger of Vodafone Australia with Hutchison 3G Australia.
(2)

Includes a £115 million adjustment in relation to foreign exchange on certain intercompany balances and on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank which completed in April 2006 offset by a £231 million adjustment in relation to equity put rights and similar arrangements (see note 2 in net financing costs on page 7).

(3)	Represents a £28 million adjustment relating to tax on the adjustments used to derive adjusted profit before tax.

	Reported £m		Adjustments £m		Adjusted £m
Six months ended 30 September 2008

Operating profit	4,071		1,700	(1)	5,771

Non-operating income and expense	(14)		14	(2)	–
Investment income and financing costs	(743)		260	(3)	(483)
Profit before taxation	3,314		1,974		5,288

Income tax expense	(1,145)		(129	)(4)	(1,274)
Profit for the period	2,169		1,845		4,014

Attributable to:
– Equity shareholders	2,140		1,845		3,985
– Non-controlling interests	29		–		29

Basic earnings per share from continuing operations	4.04	p			7.52	p

Notes:

(1)	Adjustment relates to the £1,700 million impairment loss for Vodafone Turkey.
(2)	Consists of a £14 million adjustment in relation to disposal of available-for-sale investments.
(3)

Includes a £346 million adjustment in relation to equity put rights and similar arrangements (see note 2 of net financing costs on page 7), offset by a £86 million adjustment in relation to foreign exchange on certain intercompany balances and on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank, which completed in April 2006.

(4)	Represents a £129 million adjustment relating to tax on the adjustments used to derive adjusted profit before tax.

ADDITIONAL INFORMATION

Mobile customers(1) – 1 July 2009 to 30 September 2009

	QUARTER TO 30 SEPTEMBER 2009

COUNTRY (in thousands)	AT 1 JULY 2009	NET ADDITIONS	AT 30 SEPTEMBER 2009	PREPAID
Europe
Germany	34,920	(146)	34,774	53.4%
Italy	22,613	(210)	22,403	86.5%
Spain	16,991	78	17,069	40.4%
UK	18,557	147	18,704	56.3%
	93,081	(131)	92,950	61.4%
Other Europe
Albania	1,515	104	1,619	94.0%
Greece	6,057	198	6,255	72.8%
Ireland	2,129	(10)	2,119	68.7%
Malta	210	10	220	85.4%
Netherlands	4,649	59	4,708	40.1%
Portugal	5,672	141	5,813	79.7%
	20,232	502	20,734	68.7%
Europe	113,313	371	113,684	62.7%
Africa and Central Europe
Vodacom(2)	41,306	281	41,587	89.0%
Czech Republic	2,935	49	2,984	48.4%
Ghana	2,558	46	2,604	99.6%
Hungary	2,504	14	2,518	55.0%
Poland	3,528	(77)	3,451	52.1%
Romania	9,533	2	9,535	61.6%
Turkey	14,965	718	15,683	86.3%
	77,329	1,033	78,362	77.7%
Asia Pacific and Middle East
India(3)	76,450	6,396	82,846	93.4%
Australia	3,215	59	3,274	45.4%
Egypt	20,370	1,695	22,065	96.0%
Fiji	334	6	340	95.9%
New Zealand	2,511	(27)	2,484	70.8%
Qatar	15	136	151	74.7%
	102,895	8,265	111,160	90.7%
Group	293,537	9,669	303,206	76.7%
Reconciliation to proportionate
Group	293,537	9,669	303,206
Non-controlling interests in above(3)	(52,509)	(3,258)	(55,767)
Associates and investments:
Verizon Wireless	39,462	594	40,056	7.2%
Other	34,774	996	35,770	97.2%
	74,236	1,590	75,826
Proportionate(3)	315,264	8,001	323,265	83.5%

Europe	122,141	374	122,515	59.5%
Africa and Central Europe	64,825	997	65,822	80.7%
Asia Pacific and Middle East	88,836	6,036	94,872	97.7%
Verizon Wireless	39,462	594	40,056	7.2%

Notes:

(1)	Group customers are presented on a controlled (fully consolidated) and jointly controlled (proportionately consolidated) basis in accordance with the Group’s current segments.
(2)	Vodacom refers to the Group’s interests in Vodacom Group (Pty) Limited and its subsidiaries, including those located outside of South Africa.
(3)

Proportionate customers are based on equity interests at 30 September 2009. The calculation of proportionate customers for India also assumes the exercise of call options that could increase the Group’s equity interest from 51.58% to 66.98%. These call options can only be exercised in accordance with Indian law prevailing at the time of exercise.

ADDITIONAL INFORMATION

Annualised mobile customer churn

	QUARTER ENDED 30 SEPTEMBER 2009
COUNTRY
	CONTRACT	PREPAID	TOTAL
Germany	16.0%	39.3%	28.6%
Italy	17.2%	31.2%	29.3%
Spain	20.6%	38.5%	27.9%
UK	18.5%	61.2%	42.8%
Vodacom	8.6%	44.9%	41.0%
India	24.5%	33.9%	33.3%

OTHER INFORMATION

Notes:

1.

Vodafone, the Vodafone logos, Vodafone Station, Vodafone 360 and Vodacom are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners. The RIM® and BlackBerry® families of trade marks, images and symbols are the exclusive properties and trade marks of Research in Motion Limited, used by permission. RIM and BlackBerry are registered with the US Patent and Trademark Office and may be pending or registered in other countries.

2.

All growth rates reflect a comparison to the six months ended 30 September 2008 unless otherwise stated. References to the “previous quarter” are to the quarter ended 30 June 2009 unless otherwise stated. References to the “current quarter” are to the quarter ended 30 September 2009 unless otherwise stated.

3.

All relevant calculations of organic growth include Vodacom (except the results of Gateway) at the current level of ownership and exclude all results of the Group’s business in Australia. The in-country acquisition of Alltel by Verizon Wireless has been included on a pro forma basis assuming the business was acquired at the beginning of the comparative period.

4.	The Group’s outlook for the year ending 31 March 2010 is contained on page 37 of the Group’s 2009 annual report.
5.	Quarterly historical information including customers, churn, voice usage and APRU is provided in a spreadsheet available at www.vodafone.com/investor.

Copyright © Vodafone Group 2009

OTHER INFORMATION

Definition of terms

Term	Definition

Free cash flow	Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments, and dividends paid to non-controlling shareholders in subsidiaries.

Operating costs	Operating expenses plus customer costs other than acquisition and retention costs.

Operating free cash flow

Cash generated from operations after cash payments for capital expenditure (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment.

Organic growth	The percentage movements in organic growth are presented to reflect operating performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates.

For definitions of other terms please refer to page 143 of the Group’s annual report for the year ended 31 March 2009.

Change in presentation

During the period, the Group changed how it determines and discloses segmental adjusted EBITDA and adjusted operating profit in order to ensure the Group’s disclosures better reflect the contribution of each segment to the Group’s underlying operating performance and remain consistent with internal reporting to management. The changes do not impact Vodafone’s consolidated results.

Intercompany revenue and expenses arising from royalty fees for the use of the Vodafone brand, which were previously included within operating expenses, are now excluded from the calculation of adjusted EBITDA and adjusted operating profit of each segment and Common Functions. In addition intercompany charges for fixed asset usage, which were also previously included within operating expenses, are now reported within depreciation for purposes of calculating adjusted EBITDA of each segment.

As a result of the above changes:

•     each operating company’s adjusted EBITDA, and therefore operating free cash flow, is now stated before intercompany royalty fees for use of the Vodafone brand and intercompany charges which are based on depreciation;

•      each operating company’s adjusted operating profit is now stated before intercompany royalty fees for use of the Vodafone brand; and

•      Common Functions adjusted EBITDA and adjusted operating profit are now primarily comprised of the results of partner markets and the net result of unallocated central Group costs and exclude the income from intercompany royalty fees.

All periods are presented on the revised basis.

OTHER INFORMATION

Forward-looking statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to expectations regarding the Group’s financial condition or results of operations contained within the Chief Executive’s statement on pages 2 and 3 and the outlook for the 2010 financial year on page 5 of this document and expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends including customer mix and usage, competitive pressures and price trends; intentions and expectations regarding the development and launch of products, services and technologies introduced by Vodafone or by Vodafone in conjunction with third parties; anticipated benefits to the Group from cost reduction or efficiency programmes, including the £1 billion cost reduction programme; growth in customers and usage; growth in mobile data, enterprise and broadband; expectations regarding foreign exchange rates; expectations regarding adjusted operating profit, capitalised fixed asset additions, adjusted EBITDA margins, capital expenditure, free cash flow, and tax rates for the 2010 financial year; expectations regarding European capital intensity, capital expenditures and depreciation and amortisation charges; expectations regarding the integration or performance of current and future investments, associates, joint ventures and newly acquired businesses; the impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn or make it more difficult to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services will not be commercially accepted or perform according to expectations; the Group’s ability to renew or obtain necessary licences; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates or interest rates; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; unfavourable consequences of acquisitions or disposals; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; the Group’s ability to satisfy working capital and other requirements through access to, bank facilities, funding in the capital markets and operations; changes in statutory tax rates or profit mix which might impact the weighted average tax rate; changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate; and changes in exchange rates, including, particularly, the exchange rate of pounds sterling to the euro and the US dollar.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Principal risk factors and uncertainties” in Vodafone Group Plc’s annual report for the year ended 31 March 2009. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

OTHER INFORMATION

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 10, 2009	By: /s/S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary